July 23, 2019

Wenhui Xiong
Chairman and Chief Executive Officer
Newborn Acquisition Corp
Room 801, Building C
SOHO Square, No. 88
Zhongshan East 2nd Road, Huangpu District
Shanghai, 200002, China

       Re: Newborn Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted June 26, 2019
           CIK No. 0001780262

Dear Mr. Xiong:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1

Summary Financial Data, page 17

1. Please provide a narrative paragraph on how you derived the "as adjusted" line item amount for value of ordinary shares subject to possible conversion/tender. We note you have briefly provided a discussion of the computation of this line item in footnote (4) to the Capitalization table on page 51. Please provide a discussion herein also.
 Wenhui Xiong
Newborn Acquisition Corp
July 23, 2019
Page 2
Risk Factors, page 18

2. Please add a risk factor describing the risk that the low acquisition cost of the insider shares creates an economic incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. We note that you have a risk factor on page 24 addressing the separate risk that the insider shares will be worthless if you do not complete an initial business combination.
3. Please add a risk factor addressing the fact that if you sought shareholder approval of a proposed transaction you could need as little as 1.6% of your public shares to be voted in favor of the transaction in order to have such transaction approved. General

4. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour, Accounting
Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana
Brown at 202-551-3859 with any other questions.



FirstName LastNameWenhui Xiong                                 Sincerely,
Comapany NameNewborn Acquisition Corp
                                                               Division of
Corporation Finance
July 23, 2019 Page 2                                           Office of
Transportation and Leisure
FirstName LastName